Mail Stop 4561

September 26, 2006

VIA U.S. MAIL

Mr. Simon Lamarche
Chief Executive Officer & Chief Financial Officer
United American Corporation
1080 Beaver Hall, Suite 155
Montreal, QC, H2Z 1S8
Canada

> **Re:** **United American Corporation.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-27621**

Dear Mr. Lamarche:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that we have reviewed your amended Forms 10-K/A filed on May 5, 2006, for the years ended December 31, 2004 and 2003, respectively, and we have incorporated our outstanding issues into our review of this filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

1. Please revise your filing to include Exhibit 21, Subsidiaries of the small business issuer.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 17

Liquidity and Capital Resources, page 18

2. Please revise you filing to disclose the issuance of convertible debentures in the notes to your financial statements. Additionally, tell us how you have accounted for the issuance of shares in your subsidiary, OSK Capital II Corp., as a result of the conversion of $306,750 debentures into 613,520 shares of OSK Capital II Corp. common stock.

Item 7. Financial Statements

3. Please disclose all material related party transactions in the notes to the financial statements. Refer to SFAS 57.

4. We have reviewed your response to comment 6 of our comment letter dated 7/25/05 from our review of your 2004 Form 10-K. Based upon your response and the legal opinions included therein, it appears the outstanding debt of $625,964 still constitutes a liability. Please revise your financial statements to correct this error and classify the full amount of the debt as a liability. Refer to paragraph 16 of SFAS 140.

Consolidated Balance Sheet, page F-2

5. Please tell us why there is no minority interest recorded on your balance sheet at December 31, 2005, for the non-controlling interest in your consolidated subsidiary, OSK Capital II Corp.

Consolidated Statements of Cash Flows, page F-5

6. Please tell us why the effect of exchange rate changes for each period is the same as the foreign currency translation adjustment for each period. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Paragraph 146 of SFAS 95 provides an example of how to calculate the effect of exchange rate changes on cash.

Note 1. Organization and Basis of Presentation

7. Please tell us how you determined that the share exchange with 3874958 Canada Inc. was not a reverse acquisition, with 3874958 Canada Inc. as the accounting acquirer. We note the following from your disclosure in this and previous filings:

- You were a shell company at the time of the agreement, with no assets or operations, and an outstanding liability which was later written off.
- 3874958 Canada Inc. obtained approximately 65% of your outstanding shares at the time of the transaction.
- The sole owner of 3874958 Canada Inc. at the date of the share exchange agreement, July 18, 2003, later became your CEO, CFO and board member.

Refer to paragraph 17 of SFAS 141.

8. Please tell us if Benoit Laliberte had any affiliation with you previous to the date of the share exchange agreement, July 18, 2003. Your disclosures in several places appear to indicate he was affiliated with you previous to the share exchange agreement, yet your disclosure in Item 5. of your Form 10-Q for the quarterly period ended June 30, 2003 indicates that Mr. Laliberte did not assume the roles of CEO, CFO and director until July 22, 2003. If Mr. Laliberte was not affiliated with you as of the date of the share exchange agreement, please revise your document to clarify this.

9. Please disclose how you have accounted for the business combination with OSK Capital II Corp during 2005. Please provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

10. Please revise your revenue recognition footnote to provide specific details about the ways in which you generate revenues. In your response to us, specifically identify every way you earned revenues during the year and the amount and nature of the cost of sales related to each revenue item.

11. Please tell us the amount of your sales that came from sales of tangible products, and revise your statements of operations to present this separate from income from services, as well as the related costs, if this amount is material.

Currency Translation

12. We note that you disclose that you record translation adjustments as accumulated other comprehensive income (loss), and gains and losses from foreign currency transactions are included in other income (expense). Please disclose the amount of gains and losses from foreign currency transactions in the financial statements or the notes thereto. Refer to paragraph 30 of SFAS 52.

Note 4 – Loans Payable

13. Please revise to disclose the terms, interest rates and maturity dates of your debt instruments outstanding at the balance sheet date.

Note 10 – Restated Financial Statements

14. Revise you footnote to provide additional detail about your restated financial statements including, but not limited to, a reconciliation between your originally stated numbers and the revised numbers, with an explanation for each change. In addition revise your 2004 10-K to provide the same information.

Involvement in Certain Legal Proceedings, page 27

15. We note from page 27 of your 2004 Form 10-K/A filed May 5, 2006, that your former CEO and current majority shareholder, Benoit Laliberte, is involved in certain legal proceedings which are not disclosed in your 2005 Form 10-K or in your subsequent Forms 10-Q. Please tell us if Mr. Laliberte is currently involved in any legal proceeding, and if so, why you have not disclosed this in your footnotes to the financial statements.

Form 10-Q for the quarter ended June 30, 2006

Note 11 – Subsequent Events, page F-18

16. Please tell us how you will account for the sale of shares in Teliphone Inc. Please tell us what amounts you will record on the balance sheet, and how you will account for the non-controlling interest going forward.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief